

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2014

Via E-mail
Bonnie Yi Zhang
Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re: Weibo Corporation**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on March 31, 2014**
> **File No. 333-194589**

Dear Ms. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated March 28, 2014.

Prospectus Summary

Our Business, page 1

1.   You disclose on page 87 that you expect a decrease in revenues in the quarter ended March 31, 2014 compared to the quarter ended December 31, 2013. In the prospectus summary, please balance your discussion of your rapid growth and recent financial results with disclosure of your expected decrease in revenues for the quarter ended March 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Results of Operations, page 86

2.   If material, please tell us the extent to which the anticipated decrease in revenues you reference on page 87 is attributable to factors other than seasonality. For example, tell us whether other factors, including but not limited to loss of market share or decreases in social display ad arrangements or promoted marketing arrangements, are expected to contribute materially to this decrease.

3.   We note that you cannot quantify, with precision, the amount of stock-based
        compensation you may incur in connection with Alibaba's exercise of its option and your
        planned repurchase of ordinary shares and options in the second quarter of 2014. Please
        tell us what consideration was given to disclosing a reasonably likely range of such
        compensation expense that you may incur.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding
comments on the financial statements and related matters. Please contact Ji Kim, Attorney-
Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If
you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202)
551-3735.

                                            Sincerely,

                                            /s/ Maryse Mills-Apenteng

                                            Maryse Mills-Apenteng
                                            Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP